SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 09, 2018

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

9 May 2018

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Namal Nawana
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc SPON ADR American Depositary Shares ISIN: US83175M2052
b)	Nature of the transaction	Purchase of American Depositary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1) $35.65	844
		1) $35.66	4,550
		1) $35.67	2,300
		1) $35.68	9,631
		1) $35.69	2,900
		1) $35.70	600
		1) $35.72	1,100
		2) $35.66	200
		2) $36.67	500
		2) $35.675	100
		2) $35.68	1,600
		2) $35.69	2,200
		2) $35.70	400
		2) $35.71	400
		3) $35.65	100
		3) $35.66	300
		3) $35.67	200
		3) $35.68	800
		3) $35.70	200
		4) $35.65	100
		4) $35.66	400
		4) $35.67	1,600
		4) $35.68	5,700
		4) $35.69	1,100
		4) $35.70	710
		4) $35.71	200
		4) $35.74	200
		5) $35.695	100
		6) $35.65	100
		6) $35.66	200
		6) $35.67	200
		6) $35.68	2,000
		6) $35.69	400
		6) $35.70	100
		7) $35.66	200
		7) $35.67	700
		7) $35.68	1,700
		7) $35.69	2,100
		7) $35.70	50
		7) $35.72	200
		7) $35.74	700
		8) $35.65	200
		8) $35.67	200
		8) $35.68	900
		8) $35.695	2,300
		8) $35.71	100
		8) $35.72	200
		9) $35.64	100
		9) $35.65	800
		9) $35.66	3,050
		9) $35.67	4,800
		9) $35.68	12,485
		9) $35.69	8,500
		9) $35.70	1,200
		9) $35.71	100
		9) $35.72	600
		9) $35.74	1,100
		10) $35.695	100
		11) $35.695	700
		12) $35.64	1,700
		12) $35.65	3,400
		12) $35.66	1,700
		12) $35.67	4,550
		12) $35.68	8,480
		12) $35.69	1,500
		12) $35.70	4,857
		12) $35.71	500
		12) $35.72	300
d)	Aggregated information - Aggregated volume - Price	112,107 $35.6804
e)	Date of the transaction	2018 - 05 - 08
f)	Place of the transaction	1) ARCA 2) BATS 3) BEX 4) BYXX 5) DBAX 6) EDGA 7) EDGX 8) IEX 9) INET 10) NFSC 11) NITE 12) XDOT

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel:  01923 477216

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 09, 2018

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary